K Wave Media Ltd.

121 South Church Street

George Town, Grand Cayman,

KY1-1104

Cayman Islands

VIA EDGAR

November 26, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Rebekah Reed and Donald Field

Re:	K Wave Media Ltd.
Amendment No. 1 to Registration Statement on Form F-1 Filed September 22, 2025 File No. 333-289396

Dear Ms. Reed and Mr. Field:

On behalf of K Wave Media Ltd. (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated November 24, 2025, regarding the above-referenced Amendment No. 1 to Registration Statement on Form F-1 (the “Form F-1”), which was filed by the Company with the Commission on September 22, 2025. To assist your review of our response to the comments set forth in the Staff’s letter, we have set forth below in full the comments contained in the letter, together with our responses.

We also respectfully advise the Staff that the Company is concurrently filing with this response letter Amendment No. 2 to the Company’s Registration Statement on Form F-1 with the Commission through EDGAR (the “Form F-1/A”).

Amendment No. 1 to Registration Statement on Form F-1 filed September 22, 2025

The Offering, page 10

1.	We note your response to prior comment 5. Please make conforming revisions where use of proceeds are discussed in this section, as you still refer to the $500 million and $510,526,316 figures that take into account the Additional Notes and Additional Warrant. We also note that in response to prior comment 5 you discuss only the $15 million and $10 million received by the company in connection with the issuance of the Initial Notes, Initial Warrants, Second Notes, and Second Warrants. Please also disclose what the company would receive upon exercise of warrants, or if the company does not expect to receive proceeds pursuant to such exercises, please state as much and explain why.

Response:

●	We note your response to prior comment 5. Please make conforming revisions where use of proceeds are discussed in this section, as you still refer to the $500 million and $510,526,316 figures that take into account the Additional Notes and Additional Warrant.

The Company acknowledges and agrees with the Staff’s comment. In response to this comment, the Company has revised its disclosure in the Form F-1/A to make the requested conforming revisions where use of proceeds are discussed.

●	We also note that in response to prior comment 5 you discuss only the $15 million and $10 million received by the company in connection with the issuance of the Initial Notes, Initial Warrants, Second Notes, and Second Warrants. Please also disclose what the company would receive upon exercise of warrants, or if the company does not expect to receive proceeds pursuant to such exercises, please state as much and explain why.

The Company acknowledges and agrees with the Staff’s comment. In response to this comment, the Company has revised its disclosure in the Form F-1/A to disclose the proceeds which the Company would receive upon exercise of the warrants.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of

K Wave Media Ltd.

Use of Custodians and Storage of Bitcoin, page 100

2.	We note your response to prior comment 9. Please revise to clarify, if true, that the insurance maintained by BitGo is shared among all such custodian’s customers, is not specific to your company, and may not be available or sufficient to protect you from all possible losses or sources of losses. In addition, we note that you have instructed BitGo to hold all of your private keys in hot wallets. Please address the risk of holding your private keys in hot wallets, and revise to address your reasons for instructing BitGo to hold your private keys in hot wallets.

Response:

The Company acknowledges and agrees with the Staff’s comment. In response to this comment, the Company has revised its disclosure (commencing on page 109 of the Form F-1/A) in the Form F-1/A to include the language set forth in italics below.

“BitGo’s cold wallets are supported by a $250 million policy issued by Lloyd’s of London. Specifically, the policy covers: copying and theft of private keys; insider theft or dishonest acts by BitGo employees or executives; and loss of keys. Any theft of assets directly related to BitGo’s custody of key would be covered by the policy. The policy does not cover cases where the client or a third-party holds some of the keys themselves (e.g., hot wallets), since BitGo would not be solely responsible for protecting the keys. This insurance coverage applies to all digital assets held by BitGo. The Company is not a named insured on such insurance policies and such insurance is not specific to the Company, but BitGo has represented to the Company that such insurance covers customer losses, including losses suffered by the Company, arising from specified events, including fraud, theft, and cybersecurity breaches.

All of K Wave’s digital (i.e., 88 Bitcoin (BTC)) assets are held in “hot wallets.” Pursuant to the SPA, on July 11, 2025, K Wave and Anson Investments Master Fund, LP (in such capacity, the “Secured Party”), entered into a Security Agreement (the “Security Agreement”), pursuant to which K Wave granted to the Secured Party a security interest in certain digital asset accounts, which are jointly managed and controlled by the Company and the Selling Shareholders (the “Collateral”) in order to secure all payment and other obligations of the Company under the SPA, the SPA Notes, the SPA Warrants and all other transaction documents entered into in connection with the SPA. As of the date of this prospectus, the Collateral includes all of K Wave’s digital assets (88 Bitcoin (BTC)), and all such digital assets are held in “hot wallets” in order to permit the Selling Shareholders to hold private keys for such Bitcoin and have joint control with K Wave with respect thereto in accordance with the Security Agreement. Hot wallets, which are connected to the Internet, facilitate transactions but are more vulnerable to hacking and other cyber incidents.  Because BitGo’s policy does not cover cases where the client or a third-party holds some of the keys themselves, including in hot wallets, BitGo’s insurance may not be available or sufficient to protect the Company from all possible losses or sources of losses.

BitGo has established a comprehensive set of controls governing the business processes and technology systems using industry standards and frameworks such as the National Institute of Standards and Technology, CryptoCurrency Security Standard, Center for Internet Security and Federal Financial Institutions Examination Council. In addition, these controls have been independently tested and issued SOC 1 & SOC 2 (Type 2) reports. Customers will decide upon which specific wallets are required based on their use case and they determine the portion of assets held in hot or cold wallets. BitGo holds keys to cold wallets in undisclosed locations. BitGo’s cold storage solution is housed at undisclosed secure facilities. Any facilities that are co-located are secured by human guards and video surveillance, with 24x7 coverage. All BitGo vaults and manned facilities are located within the United States

BitGo’s vaults are restricted from public access. BitGo follows role-based access controls and the principle of least privilege. Only individuals who have a specific business need to complete their job function are granted access to client information. Insurance providers rely on our BitGo’s external auditors to ensure that there is sufficient controls in place for accessing the vault and key material. BitGo maintains $250 million of insurance coverage against loss, theft and misuse in situations where BitGo holds all keys. As part of this coverage, BitGo’s insurance underwriters have inspection rights associated with the crypto assets held in storage. As noted above, this insurance coverage does not cover hot wallets and all of K Wave’s digital assets are held in hot wallets. Accordingly, this insurance may not be available or sufficient to protect the Company from all possible losses or sources of losses.

~~All of K Wave’s bitcoin (100%) are held in hot wallets.”~~

Additionally, the Company has revised its disclosure in the Form F-1/A to include the language set forth in italics below in the Company’s risk factor (commencing on page 70 of the Form F-1/A) entitled: “If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our bitcoin, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our bitcoin and our financial condition and results of operations could be materially adversely affected.”

“If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our bitcoin, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our bitcoin and our financial condition and results of operations could be materially adversely affected.

Currently, we use BitGo Trust Company, Inc. (“BitGo”), as custodian to hold our bitcoin. Security breaches and cyberattacks are of particular concern with respect to our bitcoin. Bitcoin and other blockchain-based cryptocurrencies and the entities that provide services to participants in the bitcoin ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. A successful security breach or cyberattack could result in:

●	a partial or total loss of our bitcoin in a manner that may not be covered by insurance or the liability provisions of the custody agreements with BitGo or other custodians who may hold our bitcoin in the future;

●	a partial or total loss of our bitcoin in a manner that may not be covered by insurance or the liability provisions of the custody agreements with BitGo or other custodians who may hold our bitcoin in the future

●	harm to our reputation and brand;

●	improper disclosure of data and violations of applicable data privacy and other laws; or

●	significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

All of the digital assets we own and held in custody accounts at BitGo are currently held in “hot wallets.” Hot wallets, which are connected to the Internet, facilitate transactions but are more vulnerable to hacking and other cyber incidents. Security breaches and cyberattacks will be of particular concern with respect to our digital assets. Bitcoin and other blockchain-based cryptocurrencies and the entities that provide services to participants in the Bitcoin ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities.

~~Further, a~~Any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital asset networks, regardless of whether we are directly impacted, could lead to a general loss of confidence in the broader bitcoin blockchain ecosystem or in the use of the bitcoin network to conduct financial transactions, which could negatively impact us.”

Exhibit Index, page II-5

3.	File an opinion of counsel that relates to the legality of the securities being registered in the current registration statement. We note that Exhibit 5.1 appears to relate to a previous registration statement.

Response:

The Company acknowledges and agrees with the Staff’s comment. In response to this comment, the Company has attached to the Form F-1/A, as Exhibit 5.1 thereto, the requisite opinion of counsel.

General

4.	While we note your response to prior comment 13, we are unable to agree that registering the resale of ordinary shares underlying the Second Notes and Second Warrants is appropriate at this time. Specifically, the conditions to the purchasers’ obligations with respect to the Second Closing set forth in Sections 2.5(c)(vi) and (vii) of the SPA relate to the market price of the company’s securities, which is not permitted by Securities Act Sections Compliance and Disclosure Interpretations Question 139.11 and indicates that the investors are not irrevocably bound to purchase the securities. Please revise the registration statement to limit the ordinary shares registered for resale to those underlying the Initial Notes and Initial Warrants, or revise the prospectus to disclose a fixed price at which the selling shareholders will offer the shares and identify the selling shareholders as underwriters.

Response:

The Company respectfully advises the Staff’s that, in response to this comment, the Company has revised its disclosure in the Form F-1/A to limit the ordinary shares registered for resale to those underlying the Initial Notes and Initial Warrants.

If you have any questions or additional comments regarding these matters, please do not hesitate to contact the undersigned at (703) 790-0717.

Very truly yours,

K Wave Media Ltd.

By:	/s/ Ted Kim
Name:	Ted Kim
Title:	Chief Executive Officer

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